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                              December 14, 2021

       Greg Lambrecht
       Chief Executive Officer
       1606 Corp.
       2425 E. Camelback Rd, Suite 150
       Phoenix, AZ 85016

                                                        Re: 1606 Corp.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed November 23,
2021
                                                            File No. 333-258912

       Dear Mr. Lambrecht:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 14, 2021 letter.

       Amendment No. 1 to Registration Statement on Form S-1 Filed November 23, 2021

       Selling Stockholders, page 15

   1. We note your selling stockholder table only accounts for 75,000 of the 150,000 shares you are registering. We
also note that the Stock Purchase Agreements for each selling stockholder indicates
that each holder purchased 50,000 shares instead of 25,000 shares, which is what you have
disclosed in the selling stockholder table. Please revise for consistency.
       Government Regulation, page 18

   2. We note your revised disclosure in response to our prior comment 4 and reissue our comment in part. Please
revise to discuss here the effects of the various regulations that
 Greg Lambrecht
1606 Corp.
December 14, 2021
Page 2
      affect your business with a view to understanding how the regulations are applicable to you.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 23

3. Please disclose the nature, purpose and terms of the related party loan(s) from your
      CEO of $100,050 received during the nine months ended September 30, 2021. Similarly revise the Certain Relationships and Related Party Transactions section on page 27 to discuss this CEO loan and the Asset Purchase Agreement with SinglePoint in exchange for the issuance of a promissory note. Refer to Item 303(c)(1) of Regulation S-K.
4. We note your revised disclosure in response to our prior comment 5 and reissue our comment in part. Please disclose whether the company has enough cash to fund its operations for the next twelve months, and if not, whether the company will need to raise additional funds. Please refer to Item 303(a) of Regulation S-K.
General

5. We reissue our prior comment 9. We note your disclosure that the selling shareholders may sell their shares prior to the Company obtaining approval to trade its stock on the
      OTC Bulletin Board or one of its premium marketplaces of OTC Links ATS at market prices. Please note that unless there is an established trading market for securities, shares resold by stockholders in a public offering must sell at a fixed price until such time as a market is established. Please revise accordingly.
       You may contact Robert Shapiro at 202-551-3273 or Rufus Decker at 202-551-3769 if
you have questions regarding comments on the financial statements and related matters. Please contact Taylor Beech at 202-551-4515 or Jennifer L pez Molina at 202-551-3792 with any other questions.



                                                             Sincerely,
FirstName LastNameGreg Lambrecht
                                                             Division of
Corporation Finance
Comapany Name1606 Corp.
                                                             Office of Trade &
Services
December 14, 2021 Page 2
cc:       Jeffrey M. Stein, Esq.
FirstName LastName